

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

June 23, 2005

SUPPL



Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #166 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

/mjh
enclosures



NEWS RELEASE

St. Jude Intersects 3.02 g/t Gold Over 28 Metres at Goulagou Drilling Continues

Vancouver, June 23, 2005 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce drill results from the GG2 deposit, located within the company's 90% owned Goulagou/Rounga gold project in north western Burkina Faso. At Goulagou, St. Jude has successfully focused on near surface, resource definition drilling. This drilling has confirmed that there is significant potential for the deposits to expand at depth and along strike. **Highlights from the latest round of drilling include 3.02 g/t over 28 meters including 6.01 g/t over 9 metres, 2.39 g/t over 12 metres and 2.08 g/t over 22 metres**. A table of recent significant results follow:

Hole #	Dip Degree	Azimuth	Coordinates North (m)	Coordinates East (m)	From - To (m)	Interval Width (m)	Grade g/t Au
SJG-190	**-50**	**180**	**1505485**	**576011**	**44-56**	**12**	**2.39**
SJG-191	-50	180	1505500	575961	104-106	2	1.55
SJG-192	-45	180	1505456	575860	47-52	5	1.05
SJG-193	-45	180	1505440	575760	17-23	6	.54
SJG 194	-45	180	1505463	575659	36-45	9	1.03
					58-86	**28**	**3.02**
Incl.					**74-83**	**9**	**6.01**
SJG-195	-45	180	1505511	575609	82-93	11	1.05
					110-119	**9**	**2.84**
SJG-196	-45	180	1505437	575560	4-29	25	1.46
SJG-197	-45	180	1505497	575560	60-66	6	1.98
					90-96	6	2.16
SJG-198	-50	180	1505473	575514	52-61	9	1.36
SJG-199	-50	180	1505441	576270	39-46	7	2.83
SJG-200	-50	180	1505381	576188	42-43	1	1.14
SJG-204	-45	180	1505481	575469	12-17	5	1.09
					24-46	**22**	**2.08**
Incl.					24-36	12	2.15
Incl.					40-46	6	3.19
SJG-205	-45	180			60-63	3	1.26
					97-123	26	1.47
Incl.					**97-103**	**6**	**2.08**
					113-117	4	2.42
SJG-206	-45	180			**35-41**	**6**	**2.27**

The GG2 deposit continues to deliver encouraging exploration results (see also news release dated May 10, 2005). Exploration so far indicates that the GG2 deposit continues to be robust, as evidenced by down dip intersections that have encountered a zone of mineralization ranging from 10-30 meters in width with higher grades. Recent examples of this include:

- **SJG-194: 3.02 g/t over 28 meters (incl. 6.01 g/t over 9 meters)**
- **SJG- 170: 3.44 g/t over 16 meters (incl. 5.0 g/t over 8 meters)**
- **SJG-171: 4.04 g/t over 11meters (incl.5.84 g/t over 6 meters)**
- **SJG-172: 2.88 g/t over 17meters (incl. 7.25 g/t over 6 meters)**
- **SJG-173: 2.43 g/t over 30 meters (incl. 8.51 g/t over 3 meters)**

Accordingly, the company is continuing to drill at GG2 in order to determine the full extent of the deposit. The potential for further mineralization remains open along strike and down dip. The company is at the same time continuing with ongoing resource compilation and prefeasibility work.

St. Jude's exploration program is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the qualified person responsible for the compilation of these results as well as the design and management of the drill program.

2005 Annual Report

St. Jude has recently released its 2005 Annual Report, which includes Management's Discussion and Analysis. This report can be viewed on the company's website at www.stjudegold.com. Exploration expenditures on the company's mineral properties for the 2005 fiscal year amounted to $5,986,547 (2004 - $3,376,276). At the time of the filing the 2005 Annual Report, the company had no debt and working capital of $9.6 million, which is sufficient to meet the company's financial needs and planned exploration expenditures on the company's seven gold projects in Ghana, Burkina Faso and Niger.

St. Jude is a leading West African explorer focused on the discovery and development gold deposits that are amenable to low cost mining techniques. The company's projects cover over 2,900 sq. km. or 716,605 acres of West Africa's most productive gold region. With a strong treasury, experienced exploration team, independently verified gold resources, and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6
Tel: +1 - 604 - 940 - 6565
Toll Free: 866 - 281 - 2193
Fax: +1 - 604 - 940 - 6566
www.stjudegold.com



St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

June 23, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: June 2-22, 2005).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosure

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2005-06-23 16:32 ET

Transactions sorted by : **Insider**
Insider family name : **TERRELL (Starts with)**
Given name : **Michael A. (Starts with)**
Transaction date range : **June 2, 2005 - June 22, 2005**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
504235	2005-06-14	2005-06-21	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.8500	857,390						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
504243	2005-06-17	2005-06-21	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	1.9000	859,390						